Exhibit 99.2

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Introduction

This management’s discussion and analysis (“MD&A”) of Solaris Resources Inc. (the “Company”, “Solaris”, “we”, “us”, or “our”) covers the three months ended March 31, 2025, with comparative information for the three months ended March 31, 2024. This MD&A is dated May 15, 2025 and takes into account information available up to and including that date. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2025 and the annual consolidated financial statements for the year ended December 31, 2024, and the related notes contained therein, which are available on the Company’s website at www.solarisresources.com and on the System for Electronic Data Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All dollar amounts reported herein are expressed in thousands of US dollars unless indicated otherwise.

Solaris was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and trade under the symbol “SLS” as well as on the NYSE American LLC (“NYSE American”) and trade under the symbol “SLSR”.

Cautionary Note Regarding Forward-Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to statements with respect to future plans and objectives of Solaris; Solaris’ exploration plans, including plans for follow-up drilling and other work, that exploration activities continue to target growth of the MRE (as defined below), timing of such exploration plans, and potential results of such exploration plans; the Company’s plans for the ensuing year; the timing, content, and results of the Company’s upcoming MRE; the publication and timing of the pre-feasibility study (“PFS”); use of proceeds from the Company’s financings; closing of the undrawn portion of the Orion (as defined below) financing; drawdown of the Senior Loan (as defined below; approval of the Environmental Impact Assessment (“EIA”) for the Warintza Project (as defined below); that further funds may be required to fund future obligations and exploration plans; potential mineralization; exploration results; the availability of financial resources; capital, operating and cash flow estimates; and intentions for its Warintza Project in Ecuador. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties, including assumptions made about the Company satisfying all closing conditions for the unclosed portion of the $80,000 financing; the Company’s ability to advance exploration and development efforts at its projects; the results of such exploration and development efforts; copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; and other assumptions used as a basis for preparation of the Company’s current technical reports. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

These risks, uncertainties and factors include the ability to raise funding to continue exploration, development and mining activities; debt risk; global economic conditions; limited supplies, supply chain disruptions and inflation; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined reserves with no mineral properties in production or under development; uncertainty relating to inferred mineral resources; speculative nature of mineral exploration and development; risks from international operations; risks associated with an emerging and developing market; relationships with, and claims by, local communities and Indigenous Groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; Ecuadorian constitutional court rulings suspending licenses; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices; pressure from artisanal and illegal miners; risks associated with mining, exploration and development; land title risk; surface rights and access risks; changes in U.S. laws and policies regulating international trade; Middle Eastern conflicts; Russia-Ukraine conflict; global outbreaks and contagious diseases; fraud and corruption; ethics and business practices; future legal proceedings; tax regime in Ecuador; mineral assets being located outside Canada and held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; water management; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interest; uninsurable risks; information systems; public company obligations; reliability of financial reporting and financial statement preparation; foreign subsidiary operations may impact the Company’s ability to fund operations efficiently; Common Share (as defined below) price fluctuation; value of Common Shares; future sales of Common Shares by existing shareholders; costs of land reclamation; measures to protect endangered species; environmental risks and hazards and changes in climate conditions; differences in U.S. and Canadian reporting of mineral reserves and resources; the Company’s “foreign private issuer” status; and claims under U.S. securities law.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

This MD&A was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ from United States standards. In particular, and without limiting the generality of the foregoing, the technical and scientific information contained and incorporated by reference in this MD&A was prepared in accordance with 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines (the “CIM Standards”), which differs from the standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, estimates of the Company’s mineral reserves and mineral resources, and other technical and scientific information included or incorporated by reference in this MD&A, may differ materially from the information that would be disclosed by a United States company subject to the SEC standards under the Exchange Act.

Description of Business

Solaris is a copper-gold exploration and development company, committed to a sustainable future by empowering communities and stakeholders through our dedication to participatory and responsible mining. The Warintza Project, a large copper-gold porphyry deposit, is a unique, global scale asset located in southeast Ecuador. The Company also owns a series of grassroot exploration projects with discovery potential in Peru and Chile and a 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Highlights and Activities

The following activities and developments were achieved during the quarter:

●	Announced the expansion of the Solaris leadership team as well as announcing that the final emigration steps are complete, subject to a few administerial matters.

●	Signed a Letter of Intent (“LOI”) with the Pueblo Shuar Arutam (“PSHA”) to establish an inter-institutional working group alongside the host communities of Warints and Yawi and the Ecuadorian State, aiming to advance dialogue towards a cooperation agreement. The Company has completed its resource drilling program at Warintza and expects to publish an updated Mineral Resource Estimate (“MRE”) in mid-2025, based on over 80,000 meters of drilling. This update will be incorporated into the PFS, scheduled for release in Q3 2025.

Subsequent to quarter-end:

●	The Company announced the completion of a significant drilling campaign at its flagship Warintza Project in southeastern Ecuador, alongside key developments that continue to strategically de-risk and enhance the value of this globally significant copper asset.

●	The Company entered into a waiver agreement with Orion relating to the drawdown requirements for the final $15,000 advance under the Senior Loan. The final advance is now available prior to the publication of a Pre-Feasibility Study (PFS) for the Warintza Project. The Company submitted a Notice of Drawdown and received the final $15,000 advance under the Senior Loan on May 14, 2025.

OUTLOOK

Following the submission of the EIA for the Warintza Project for regulatory review and approval, submitted in August 2024, the Company is working alongside the Government of Ecuador’s technical teams and expects to receive the technical approval for the project around mid-year 2025.

In addition, between January 2024 and February 2025, Solaris completed over 82,000 metres of infill drilling, positioning the Company to upgrade a substantial portion of Inferred Resources to the Measured and Indicated categories. An updated MRE, targeted for Q3 2025, will incorporate this data, adding precision and confidence ahead of economic studies and advancing the Warintza Project toward development. The drilling campaign also included more than 15,000 metres of geotechnical, hydrogeological and metallurgical holes that will support the technical studies for the project.

Solaris is simultaneously performing work to unlock value across its broader 100%-owned land package of over 260 km², which contains several high-priority regional targets. Step-out field exploration activities are ongoing.

As announced in May 2024, the Company has been working alongside leading international consulting firms, including: Ausenco Engineering, Knight Piésold Consulting and AMC Consultants to deliver a PFS. Solaris is advancing its PFS with completion targeted for Q3 2025. Work will then transition into the Bankable Feasibility Study, to advance a fully optimized and financeable development plan.

The receipt of the technical approval for the EIA for the Warintza Project in addition to the publication of the PFS will form the basis for the Exploitation permitting application, working alongside the Government of Ecuador’s technical teams. The Company will look to begin this process in late 2025.

Solaris remains committed to its participatory mining model, fostering strong local partnerships and social license while building long-term value for all stakeholders. With sustained progress across technical, environmental, and social fronts, the Company is on track to deliver a Final Investment Decision by year-end 2026, a pivotal milestone aligned with a robust global copper market outlook.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Warintza

Warintza is a large-scale porphyry copper-molybdenum-gold project located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza, north of the Mirador copper-gold mine (owned by CRCC-Tongguan) and the Fruta del Norte gold mine (owned by Lundin Gold) and adjacent to the San Carlos-Panantza copper project (owned by CRCC-Tongguan) (the “Warintza”, the “Warintza Project” or the “Project”).

The property includes nine metallic mineral concessions covering 26,774 hectares. Four concessions with an area of 9,997 hectares are permitted for exploration activities including drilling and path construction. South32 Royalty Investments Pty Ltd. holds a 2% net smelter royalty on the original four concessions. Concessions have a term of 25 years and can be renewed for additional periods of 25 years. As at March 31, 2025, the Company has incurred approximately $218,000 in exploration expenses at Warintza.

Warintza enjoys the support of its local Shuar Centres of Warints and Yawi with whom the Company shares an IBA, which was first signed in September 2020, renewed in March 2022 and again renewed in April 2024. The IBA provides certainty of community support for the responsible advancement of the Warintza Project from exploration and development through to production and is a major milestone in the Company’s innovative corporate social responsibility program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually beneficial resource development in partnership with Indigenous Peoples. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous Peoples. In March 2024, Solaris announced a trilateral cooperation agreement with FICSH, the highest authority and largest Shuar indigenous organization legally established by statute of the Ministry of Social Welfare of Ecuador in 1964 and includes 50 associations comprising 500 Shuar communities and approximately 143,000 Shuar indigenous people, and with the AEI of Ecuador. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including the communities of Warints and Yawi, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development.

Further to the above, on January 18, 2025, at the Yawi Shuar Center, the PSHA resolved to form the working group and on February 5, 2025, ratified this process by the signing of the LOI with Solaris. The PSHA, located in the southeast of the province Morona Santiago, is made up of nearly ten thousand people organized into 47 Shuar centers. The objective of the Inter-Institutional working group and its subsequent ratification through the signing of the LOI is to develop transparent dialogue processes and workshops in order to promote the signing of a future Cooperation Agreement, under the consent of the communities.

In July 2024, the Company reported the results of an updated MRE for the Warintza Project with In-Pit Measured and Indicated Mineral Resources of 909 Mt at 0.53% CuEq (0.37% Cu, 0.02% Mo, 0.05 g/t Au) and additional Inferred Mineral Resources of 1,426 Mt at 0.37% CuEq (0.27% Cu, 0.01% Mo, 0.04 g/t Au) at a base case 0.25% CuEq cut-off grade.

The Warintza Project successfully completed a phase change of the environmental license from initial exploration to advanced exploration following the completion of an EIA and community consultation process in late 2022. The Company continues to work with the Government of Ecuador on obtaining key permits and licenses for the advancement of the Project.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is accessible year-round by paved roads and is strategically located next to key infrastructure with easy access to water, power and rail.

The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd.

The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “La Verde Agreement”). The La Verde Agreement provides that Solaris is the operator of the project. The La Verde Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

ENAMI CONCESSIONS

Solaris has entered an option agreement to acquire up to a 100% interest in 10 new explorations concessions from the Ecuadorian state-owned mining company, ENAMI EP. These concessions comprise a land package of ~40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits in southeastern Ecuador. The new concessions are interpreted to host porphyry copper and epithermal gold potential.

The Company made an upfront payment to ENAMI EP of $250 and, in order to exercise the option to acquire one or more of the 10 concessions, the Company is required to (i) incur exploration expenditures of $25,000 during the exploration phase of the concessions, as defined by the Ecuadorian Mining Law; and (ii) pay the exercise price, the amount of which will be determined for each of the concessions that the Company elects to acquire by independent experts at the time of exercise. The term of the option agreement ends at the earlier of (i) the execution of the specific commercial agreement for each concession, which will stipulate a new term; or (ii) four years from May 7, 2024 and is renewable with the agreement of the parties.

Fieldwork at the new ENAMI EP exploration concessions have identified targets with a similar signature across multiple layers of data to Warintza. A number of porphyry copper targets have been identified by open-ended annular magnetic highs enclosing magnetic lows and erosional depressions, consistent with outcropping deposits within the Warintza porphyry cluster for follow-up.

Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 12,300 hectares.

Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property. Solaris is focused on obtaining surface access agreements with local landholders and communities for the purposes of permitting exploration programs at both Capricho and Paco Orco.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Exploration expenses

The following tables summarize exploration expenses by activity and jurisdiction.

For the three months ended March 31, 2025:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$2,622	$–	$–	$1,343	$3,965
Site preparation, supplies, field and general	2,281	24	22	37	2,364
Drilling and drilling related costs	972	–	–	–	972
Assay and analysis	460	–	–	–	460
Community relations, environmental and permitting	2,140	–	–	32	2,172
Concession fees	431	28	–	–	459
Studies	1,619	–	–	–	1,619
Reclamation provision	88	–	–	–	88
Amortization	197	1	–	20	218
	$10,810	$53	$22	$1,432	$12,317

For the three months ended March 31, 2024

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$2,754	$–	$–	$174	$2,928
Site preparation, supplies, field and general	2,222	19	–	47	2,288
Drilling and drilling related costs	1,501	–	–	–	1,501
Assay and analysis	144	–	–	–	144
Community relations, environmental and permitting	1,896	–	–	38	1,934
Concession fees	420	32	–	–	452
Studies	378	–	–	–	378
Reclamation provision	333	–	–	–	333
Amortization	224	1	2	8	235
	$9,872	$52	$2	$267	$10,193

The increase in exploration expenses to $12,317 for the three months ended March 31, 2025, from $10,193 for the three months ended March 31, 2024, was primarily related to the increase in the salaries, geological consultants and support, and studies activities at Warintza in Ecuador.

Salaries, geological consulting and support, and travel costs were higher in Ecuador for the three months ended March 31, 2025, compared to the same period in 2024, mainly due to the increase in geological consultants’ costs in support of drilling activities, as well as higher mobilization of supplies, materials and personnel to and within the site.

The increase in site preparation, supplies, field and general costs was due to higher expenses related to the maintenance of the Warints – Limon road which required additional excavator rental, machinery and transportation. There was also an increase in civil engineering and infrastructure costs resulting from additional Kallpa rotative and technical personnel who focused on road maintenance of the Warints – Limon road. Other consultant costs were also higher than previous quarter primarily due to an increase in geology technical consulting support required including for the logging and analysis of core samples and due to higher paramedic consultants costs and assistants support to assist the additional rotative and technical personnel.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Drilling and drilling-related costs at Warintza, decreased for the three months ended March 31, 2025, compared to the same period in 2024 due to lower meters drilled 5,079 meters vs 6,569 meters.

Pursuant to agreements with local communities, the Company is required to make certain monthly community support payments, included in community relations, environmental, and permitting costs. Community relations, environmental, and permitting costs increased for the three months ended March 31, 2025, compared to the same period in 2024, due to the regulatory permitting fees incurred to obtain the advanced exploration environmental license for the Warintza Project.

Reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza. For the three months ended March 31, 2025, the reclamation provision expensed was higher than the prior year primarily due to additional drilling platforms and expansion of the existing ones for the infill drilling programme. This includes consideration of the advance exploration EMP.

Loss from Operations

Three Months Ended March 31, 2025 Compared to the Three Months Ended March 31, 2024

The Company incurred exploration expenses of $12,317 for the three months ended March 31, 2025 (March 31, 2024 – $10,193). The increase is mainly attributable to the continued increase in exploration and drilling activities at Warintza.

The Company incurred general and administrative expenses of $2,931 for the three months ended March 31, 2025 (March 31, 2024 – $2,146). The increase is mainly due to higher costs in professional fees as a consequence of the increase in exploration and drilling activities at Warintza partially.

Summary of Quarterly Financial Information

The Company’s quarterly financial statements are reported under IFRS, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2025 Q1	2024 Q4	2024 Q3	2024 Q2
Exploration expenses	$12,317	$19,271	$17,659	$14,384
General and administration expenses	2,931	4,033	2,808	2,482
Net loss	16,088	25,881	20,805	17,643
Comprehensive loss	15,823	25,491	20,671	17,478
Net loss attributable to Solaris shareholders	16,068	25,868	20,651	17,633
Net loss per share – basic and diluted	$0.10	$0.16	$0.13	$0.12

	2024 Q1	2023 Q4	2023 Q3	2023 Q2
Exploration expenses	$10,193	$6,869	$7,001	$7,682
General and administration expenses	2,146	2,778	2,323	2,485
Impairment of exploration and evaluation assets	–	251	–	–
Change in fair value of derivatives – loss (gain)	–	–	–	–
Net loss	12,752	10,049	9,060	9,996
Comprehensive loss	12,899	9,873	9,311	9,616
Net loss attributable to Solaris shareholders	12,731	10,037	9,039	9,973
Net loss per share – basic and diluted	$0.08	$0.07	$0.06	$0.06

The Company has not generated any income to date other than interest income. Exploration expenditures in the three months ended March 31, 2025 were lower than the three months ended December 31, 2024, reflecting reduced drilling activities at the Warintza Project.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Liquidity and Capital Resources

	March 31, 2025	December 31, 2024
Cash and cash equivalents	$14,242	$31,738
Prepaids and other	778	842
Accounts payable and accrued liabilities	8,612	12,839
Lease liability – current	184	216
Total current assets	15,020	32,580
Total current liabilities	$8,796	$13,055

Cash used in operating activities during the three months ended March 31, 2025 was $17,252 (March 31, 2024 – $10,044). The increased use of cash during the three months ended March 31, 2025, compared to the same period in 2024, is primarily attributable to the increase in exploration expenses. Cash used in operating activities was also impacted by the timing of receipts and payments from non-cash working capital items, primarily accounts payable and accrued liabilities.

Cash outflow from investing activities during the three months ended March 31, 2025 was $764 (March 31, 2024 – $242). The increase in cash outflow from investing activities for the three months ended March 31, 2025, relates primarily to more purchases of equipment and infrastructure at Warintza compared to the three months ended March 31, 2024.

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances and loan financing to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

The condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future.

As at March 31, 2025, the Company had cash and cash equivalents of $14,242. In December 2023, the Company entered into definitive agreements to a financing package consisting of up to $80,000 in financing including a $60,000 senior secured debt facility (the “Senior Loan”) of which $45,000 has been received to date the remaining amount to be made available based on achieving certain milestones. There are no guarantees that the Company will meet the conditions to receive the additional amount under the financing package. In addition, the Senior Loan has a financial covenant which requires the Company to maintain an unrestricted cash balance of $5,000 in Canada..Subsequent to March 31, 2025, the Company obtained a waiver from the lender of the Senior Loan to allow the Company to accelerate the drawdown of the remaining $15,000 of the Senior Loan (note 15). Based on its current forecasted expenditures, the Company requires the additional financing from the Senior Loan or additional new financing to fund ongoing operations for the next twelve months and to ensure it meets the covenant requirement under the Senior Loan

Management is committed to diligently managing its liquidity and capital resources, including prioritizing spending in the areas of the business with the highest impact, such as advancing the development of the Warintza Project. Should it be necessary, Management has the ability to relatively quickly curtail cash outflows, including exploration expenditures, and to prudently manage the Company’s liquidity position to conserve cash resources. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests.

The Company expects to continue to raise the necessary funds primarily through the issuance of Common Shares and/or advances from the Senior Loan in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Financing Use of Proceeds

Orion Financing Package

In December 2023, the Company completed a financing package with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC, entities managed by Orion Mine Finance Management LP (collectively, “Orion”), consisting of up to $80,000 in financing for the advancement of the Warintza Project in Ecuador. The Orion financing package includes a $60,000 Senior Loan of which $30,000 was received on closing, $15,000 received in September 2024, and the remaining $15,000 to be made available upon the approval and adoption by the Board of a PFS for the Warintza project. Additionally, $20,000 was received on issuance of Common Shares.

In relation to the $45,000 Senior Loan and $20,000 equity financing received by the Company, funds were spent in the following manner, as compared with the planned use of proceeds.

Planned use of proceeds of $65,000	Warintza Project	Approximate use of proceeds spent to March 31, 2025
The intended use of proceeds is (i) to fund the development and working capital requirements of the Warintza Project, including exploration, infill drilling, technical and environmental programs and studies, permitting and community social relations programs, and (ii) general corporate and administrative expenses of the Company in respect of the Warintza Project, while maintaining a minimum unrestricted cash balance of $5,000 in Canada.	Salaries, geological consultants and support, and travel	$13,691
	Site preparation, supplies, field and general	12,996
	Drilling and drilling related costs	5,476
	Assay and analysis	469
	Community relations, environmental and permitting	10,115
	Concession fees	851
	Studies	2,852
	Reclamation provision settlement	12
	Property, plant and equipment	1,521
	Payment of lease liability	267
	Working capital changes	(2,845)
	Total	$45,405

As at March 31, 2025, the Company has used the proceeds as intended, with approximately $45,405, of total spent to-date since the receipt of the proceeds to fund the development and working capital requirements of the Warintza Project, including exploration, environmental programs and studies, community social relations programs and general corporate and administrative expenses of the Company.

Private Placement

On January 15, 2025, the Company issued 83,333 Common Shares at a price of C$4.20 per Common Share for gross proceeds of $244 in a private placement.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Bought Deal Equity Offering

In relation to the bought deal equity offering received by the Company in June 2024, funds were spent in the following manner, as compared with the planned use of proceeds.

Planned use of proceeds of $29,270 (C$40,290),		Approximate use of proceeds spent to March 31, 2025
net of issue costs of $1,838 (C$2,528)	Description	(in US$)	(in C$)
The intended use of proceeds is to: (i) fund an expanded exploration and infill drilling program at the Warintza Project; (ii) fund regional exploration activities in prospective areas surrounding the Warintza Project, including fieldwork on ten new exploration concessions which comprise a land package of approximately 40,000 hectares surrounding the Warintza Project for which an option to acquire was awarded to the Company; and (iii) for working capital and general corporate purposes.	Expanded exploration and infill drilling program at the Company’s Warintza Project
	● Drilling, site preparation, supplies, assays and analysis, property, plant and equipment	$5,474	$7,856
	● Studies	2,926	4,199
	● Salaries, geological consultants and travel	5,310	7,620
	● Community relations, environmental and permitting	1,069	1,534
	Regional exploration activities in prospective areas surrounding the Warintza Project, including fieldwork of ten new exploration concessions for which an option to acquire was recently awarded to the Company	54	77
	Working Capital and general corporate purposes	12,599	18,082
	Total	$27,432	$39,368

As at March 31, 2025, the Company has used the proceeds as intended, with approximately $27,432 (C$39,368), of total spent-to-date since the receipt of the proceeds to fund an expanded exploration and infill drilling program at the Warintza Project, regional exploration activities, including fieldwork on ten new exploration concessions for which an option to acquire was awarded to the Company, and for working capital and general corporate purposes.

Commitments and Contingencies

At March 31, 2025, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$8,612	$–	$–	$–	$8,612
Lease liabilities	184	329	–	–	513
Senior loan principal and interest[1]	–	71,350		–	71,350
Exploration expenses and other	808	1,235	–	–	2,043
	$9,604	$72,914	$–	$–	$82,518

[1]	The interest is calculated using interest rate in effect at March 31, 2025.

Share Capital Information

As at May 15, 2025, the Company had the following securities issued and outstanding:

●	164,595,970 Common Shares

●	12,545,000 Common Shares issuable pursuant to exercise of stock options

●	26,085 shares issuable pursuant to redemption of restricted share units (“RSUs”)[1]

[1]	Issuance of the Common Shares underlying the vested RSUs has been deferred by the holders of the RSUs.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

Related Party Transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors.

Key management compensation for the three months ended March 31, 2025 and 2024 is comprised of the following:

For the three months ended March 31,	2025	2024
Share-based compensation	$693	$655
Salaries and benefits	313	223
Professional fees	–	41
	$1,006	$919

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. The agreement with Augusta Capital Corporation was terminated on December 31, 2024. No amounts were charged by Augusta for the three months ended March 31, 2025 (three months ended March 31, 2024 – $41).

Related party transactions

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. On January 1, 2025, the Company terminated the arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. The agreed settlement cost associated with the termination of the agreement was $104.

The Company was charged for the following with respect to these arrangements in the three months ended March 31, 2025 and 2024:

For the three months ended March 31,	2025	2024
Salaries and benefits	$–	$367
Office and other	104	116
Filing and regulatory fees	–	–
Marketing and travel	–	5
	$104	$488

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

MATERIAL Accounting Policies and Estimates

In preparing the accompanied condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the condensed consolidated interim financial statements are the same as those described in the consolidated annual financial statements for the year ended December 31, 2024.

Judgements and estimates that have the most significant effect on the amounts recognized in the Company’s condensed consolidated interim financial statements are as follows:

a)	Determination of functional currencies

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of Solaris is the Canadian dollar, and the functional currency of each subsidiary entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

b)	Reclamation provision

The ultimate costs for reclamation and rehabilitation are uncertain, and cost estimates can vary in response to many factors, including estimates of the nature, extent and timing of rehabilitation activities, technological changes, regulatory changes, changes in inflation rates, the risk-free interest rate used for discounting future cash flows, foreign exchange rates, and estimates of the underlying currencies in which the provisions will ultimately be settled. The Company estimates its costs based on studies using current restoration standards and techniques, and the provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. Significant assumptions related to the reclamation provision are disclosed in Note 5 of the condensed consolidated interim financial statements .

c)	Valuation of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation assets requires estimates in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Judgement is required in determining whether indicators of impairment exist, including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether expenditures on further exploration and evaluation of resource properties are planned, results of exploration and evaluation activities on the exploration and evaluation assets and future commodity prices.

d)	Share-based compensation

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of stock options granted to directors, officers, employees and consultants of the Company. The use of the Black-Scholes option pricing model requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. The expected term of the options granted is determined based on historical data of the average hold period before exercise, cancellation or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of a peer group of companies as applicable given the short period for which the Company’s shares have been publicly listed. Any changes in these assumptions could change the amount of share-based compensation recognized. Significant assumptions related to share-based payments are disclosed in Note 7 of the condensed consolidated interim financial statements .

e)	Going concern evaluation

As discussed in Note 1 of the condensed consolidated interim financial statements , the condensed consolidated interim financial statements have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for the condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used and such adjustments could be material. The Company reviews the going concern assessment at the end of each reporting period. The Company’s assessment of its ability to continue as a going concern requires significant judgement about whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The Company must determine whether sufficient financing will be obtained in the near term.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $15,071 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s Senior Loan which has a floating interest rate.

With all other variables held constant, a 1% change in secured overnight financing rate would have changed net loss by approximately $125 for the three months ended March 31, 2025 (three months ended March 31, 2024 – $75).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash (discussed in Note 1 of the condensed consolidated interim financial statements ). As at March 31, 2025, the Company had cash and cash equivalents of $14,242.

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At March 31, 2025, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at March 31, 2025, cash of $905 (December 31, 2024 – $15,858), loans and borrowings of $50,746 (December 31, 2024 – $49,206), and accounts payable and accrued liabilities of $403 (December 31, 2024 - $421) are denominated in the US dollar. For the three months ended March 31, 2025, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net loss would be $2,516 (March 31, 2024 – $164).

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company and loans and borrowings, net of cash and cash equivalents. Capital is summarized in the following table:

	March 31, 2025	December 31, 2024
Equity attributable to shareholders of the Company	$(31,629)	$(17,201)
Loans and borrowings	50,746	49,206
	19,117	32,005
Less: Cash and cash equivalents	(14,242)	(31,738)
	$4,875	$267

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company, upon approval from its Board, intends to balance its overall capital structure through a combination of equity financing, debt and other forms of financing.

The Company did not have any externally imposed restrictions as at March 31, 2025 other than those imposed by the Senior Loan. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

Risks and Uncertainties

The risks related to Solaris’ business and those that are reasonable likely to affect the Company’s financial statements in the future, are described in the Company’s annual MD&A dated March 20, 2025, which is filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and CFO have designed or caused to be designed under their supervision internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the three months ended March 31, 2025, the DC&P have been designed effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. In addition, the ICFR has also been designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis. Accordingly, our DC&P and ICFR are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Changes in Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended March 31, 2025.

Qualified Person

The technical information contained in this document related to the MRE was based upon the Technical Report entitled “Mineral Resource Estimate Update - NI 43-101 Technical Report, Warintza Project, Ecuador” with an effective date of July 1, 2024, prepared under the supervision of Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc., who is a “Qualified Person” as defined in NI 43-101. The corresponding Technical Report disclosing the MRE in accordance with NI 43-101 is available on the Company’s website and on SEDAR+ under the Company’s profile at www.sedarplus.ca and on EDGAR at www.sec.gov. The remaining technical information contained in this document has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in NI 43-101. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).